File No. 812-14193

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 17(D) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) AND RULE 17D-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(D) OF THE 1940 ACT AND RULE 17D-l UNDER THE 1940 ACT

Partners Group Private Equity (Master Fund), LLC; Partners Group Private Equity, LLC; Partners Group Private Equity (TEI), LLC; Partners Group Private Equity (Institutional), LLC; Partners Group Private Equity (Institutional TEI), LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Limited; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Limited; Partners Group (Italy) SGR SpA; Partners Group Cayman Management I Limited; Partners Group Investment ICC Limited; Partners Group Management (Scots) LLP; Partners Group Management II Limited; Partners Group Management III S.à r.l.; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management X Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; P3 New IC Limited; Partners Group (Italy) Global Value 2014; Partners Group Australia DC, L.P.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Infrastructure 2011, L.P.; Partners Group Direct Investments 2012 (EUR), L.P. Inc.; Partners Group Direct Investments 2012 (USD) ABC, L.P.; Partners Group Direct Investments 2012 (USD) K, L.P.; Partners Group Direct Mezzanine 2011, L.P. Inc.; Partners Group Direct Mezzanine 2013 S.C.A., SICAR; Partners Group Direct Mezzanine 2013, L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Access A, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Mezzanine Finance IV, L.P.; Partners Group Private Markets Credit Strategies 2013 USD, L.P.; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (II) USD; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (III) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2014 (IV) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (V) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (VI) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2014 (I) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2015 (II) GBP; Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR); Partners Group Secondary 2011 (EUR), L.P. Inc.; Partners Group Secondary 2011 (USD), L.P. Inc.; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; WIN Alt IC Limited

1114 Avenue of the Americas, 37th Floor
New York, NY 10036

All Communications, Notices and Orders to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

Copies to:

Robert M. Collins
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

January 13, 2016

TABLE OF CONTENTS

Page

I.	SUMMARY OF APPLICATION		2
II.	APPLICANTS		4
III.	REQUEST FOR ORDER		5
	A.	Section 17(d)	6
	B.	Rule 17d-1	6
	C.	Protection Provided by the Proposed Conditions	7
	D.	Proposed Conditions	8
IV.	IN SUPPORT OF THE APPLICATION		12
	A.	Benefits of the Proposal	12
	B.	Protective Representations and Conditions	13
V.	PRECEDENTS		14
VI.	REQUEST FOR ORDER OF EXEMPTION		14
VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES		14

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the matter of:
Partners Group Private Equity (Master Fund), LLC; Partners Group Private Equity, LLC; Partners Group Private Equity (TEI), LLC; Partners Group Private Equity (Institutional), LLC; Partners Group Private Equity (Institutional TEI), LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Limited; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Limited; Partners Group (Italy) SGR SpA; Partners Group Cayman Management I Limited; Partners Group Investment ICC Limited; Partners Group Management (Scots) LLP; Partners Group Management II Limited; Partners Group Management III S.à r.l.; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management X Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; P3 New IC Limited; Partners Group (Italy) Global Value 2014; Partners Group Australia DC, L.P.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Infrastructure 2011, L.P.; Partners Group Direct Investments 2012 (EUR), L.P. Inc.; Partners Group Direct Investments 2012 (USD) ABC, L.P.; Partners Group Direct Investments 2012 (USD) K, L.P.; Partners Group Direct Mezzanine 2011, L.P. Inc.; Partners Group Direct Mezzanine 2013 S.C.A., SICAR; Partners Group Direct Mezzanine 2013, L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Access A, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Mezzanine Finance IV, L.P.; Partners Group Private Markets Credit Strategies 2013 USD, L.P.; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (II) USD; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (III) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2014 (IV) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (V) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (VI) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2014 (I) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2015 (II) GBP; Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR); Partners Group Secondary 2011 (EUR), L.P. Inc.; Partners Group Secondary 2011 (USD), L.P. Inc.; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; WIN Alt IC Limited

1114 Avenue of the Americas, 37th Floor
New York, NY 10036
(212)-908-2600

File No. 812-14193
Investment Company Act of 1940
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Second Amended and Restated Application for an Order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

I.            SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act:

•	Partners Group Private Equity (Master Fund), LLC (the “Master Fund”); Partners Group Private Equity, LLC (“PGPE”); Partners Group Private Equity (TEI), LLC (“PGPE TEI”); Partners Group Private Equity (Institutional), LLC (“PGPE Institutional”); Partners Group Private Equity (Institutional TEI), LLC (“PGPE Institutional TEI,” and collectively with the Master Fund, PGPE, PGPE TEI and PGPE Institutional, the “Funds”);

•	Partners Group (USA) Inc. (“Partners Group”);

•	Partners Group AG (“Partners Group AG”);

•	Partners Group (UK) Limited (“Partners Group UK”);

•	Partners Group (Luxembourg) S.A. (“Partners Group Lux”);

•	Partners Group (Guernsey) Limited (“Partners Group Guernsey”); Partners Group (Italy) SGR SpA (“Partners Group Italy”); Partners Group Cayman Management I Limited (“PGCM I”); Partners Group Investment ICC Limited (“PG ICC”); Partners Group Management (Scots) LLP (“Partners Group Scots”); Partners Group Management II Limited (“PGML II”); Partners Group Management III S.à r.l. (“PGMS III”); Partners Group Management IX Limited (“PGML IX”); Partners Group Management V Limited (“PGML V”); Partners Group Management VII Limited (“PGML VII”); Partners Group Management VIII Limited (“PGML VIII”); Partners Group Management X Limited (“PGML X”); Partners Group Management XI Limited (“PGML XI”); Partners Group Management XIII Limited (“PGML XIII”); Princess Management Limited (“Princess” and collectively with Partners Group Guernsey, Partners Group Italy, PGCM I, Partners Group Scots, PGML II, PGMS III, PGML IX, PGML V, PGML VII, PGML VIII, PGML X, PGML XI and PGML XIII, the “General Partner Advisers”); and

•	P3 New IC Limited; Partners Group (Italy) Global Value 2014; Partners Group Australia DC, L.P.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Infrastructure 2011, L.P.; Partners Group Direct Investments 2012 (EUR), L.P. Inc.; Partners Group Direct Investments 2012 (USD) ABC, L.P.; Partners Group Direct Investments 2012 (USD) K, L.P.; Partners Group Direct Mezzanine 2011, L.P. Inc.; Partners Group Direct Mezzanine 2013 S.C.A., SICAR; Partners Group Direct Mezzanine 2013, L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Access A, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Mezzanine Finance IV, L.P.; Partners Group Private Markets Credit Strategies 2013 USD, L.P.; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (II) USD; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (III) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2014 (IV) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (V) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (VI) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2014 (I) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2015 (II) GBP; Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR); Partners Group Secondary 2011 (EUR), L.P. Inc.; Partners Group Secondary 2011 (USD), L.P. Inc.; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited and WIN Alt IC Limited (the “Existing Affiliated Funds” and, together with the Funds, Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux and the General Partner Advisers, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds1 and/or one or more Affiliated Funds2 to participate in the same investment opportunities through a proposed co--investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);3 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.4 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

The Master Fund has formed, and any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s board of managers, directors or trustees has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Any future subsidiaries of the Regulated Funds that participate in Co--Investment Transactions under terms of the requested Order will be Wholly-Owned Investment Subs.

[1]	“Regulated Fund” means any of the Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux and each General Partner Adviser, and (b) any future investment adviser that controls, is controlled by or is under common control with Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux or any General Partner Adviser and is either registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or is an exempt reporting adviser, foreign private adviser or a relying adviser thereof.
[2]	“Affiliated Fund” means any of the Existing Affiliated Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.
[3]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).
[4]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.5

II.            APPLICANTS

The Master Fund is a Delaware limited liability company that is registered as a closed-end management investment company under the 1940 Act. The Master Fund was organized on August 4, 2008. As of September 30, 2015, the Master Fund had net assets of approximately $1.43 billion. The Master Fund’s investment objective is to seek attractive long-term capital appreciation by investing in a globally diversified portfolio of private equity investments. The Master Fund’s investments include: (i) direct investments in the equity and/or debt of operating companies; (ii) primary and secondary investments in private equity funds managed by third-party managers; and (iii) listed private equity investments, such as business development companies. The board of managers of the Master Fund (the “Master Fund Board”) has ultimate responsibility for the management and operations of the Master Fund. Partners Group serves as the investment adviser to the Master Fund.

Each of PGPE, PGPE TEI, PGPE Institutional, and PGPE Institutional TEI (collectively, the “Feeder Funds”) is a Delaware limited liability company that is registered as a closed-end management investment company under the 1940 Act. PGPE was organized on June 18, 2008 and as of September 30, 2015, had net assets of approximately $685.46 million. PGPE TEI was organized on December, 14, 2009 and as of September 30, 2015, had net assets of approximately $440.22 million. PGPE Institutional was organized on August 4, 2008 and as of September 30, 2015, had net assets of approximately $171.09 million. PGPE Institutional TEI was organized on May 25, 2010 and as of September 30, 2015, had net assets of approximately $135.16 million. Each Feeder Fund’s Objectives and Strategies6 are equivalent, in all material respects, to the Master Fund’s Objectives and Strategies, and each Feeder Fund invests substantially all of its assets, either directly or indirectly, in the limited liability company interests of the Master Fund. Each Feeder Fund has a separate board of managers (each, a “Feeder Fund Board” and collectively, the “Feeder Fund Boards”).  Each Feeder Fund Board has ultimate responsibility for the management and operations of the applicable Feeder Fund.

The Master Fund Board and each Feeder Fund Board is currently comprised of three managers, two of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), of the Master Fund or a Feeder Fund, as applicable. The Master Fund Board and each Feeder Fund Board and any board of managers, board of directors or board of trustees of a Future Regulated Fund are each referred to herein as a “Board” and collectively the “Boards,” as applicable.  The Nominating Committee of each Board selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board.

Partners Group Holding AG (“Partners Group Holding”) is a corporation organized in Switzerland on January 24, 1997, with assets under management by its affiliates of over $45 billion as of June 30, 2015. Partners Group is a Delaware corporation, wholly-owned subsidiary of Partners Group Holding and an investment adviser registered with the Commission under the Advisers Act. Partners Group was established in May 10, 2000 and, as of May 7, 2015, had approximately $4.36 billion of regulatory assets under management. Partners Group serves as investment adviser to the Master Fund and manages its portfolio in accordance with its Objectives and Strategies. Partners Group makes investment decisions for the Master Fund including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Master Fund, subject to the oversight of the Master Fund Board. Partners Group’s “Adviser Management Team” is currently comprised of Robert Collins, Scott Essex, Jennifer Haas, David Layton and Anthony Shontz. The Adviser Management Team is currently responsible for the portfolio management of the Master Fund.

[5]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[6]	“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

Partners Group AG is a corporation organized in Switzerland on January 12, 1996, and is an exempt reporting adviser under the Advisers Act. Partners Group AG provides investment recommendations to Partners Group with respect to its clients’ portfolios in accordance with the Unibanco line of no-action letters.7 Partners Group maintains ultimate investment discretion as to whether such recommendations will translate into investments made by its clients.

Partners Group UK is a foreign private adviser under the Advisers Act, formed as a private limited company in the United Kingdom on April 27, 2004. Partners Group Lux is a relying exempt reporting adviser under the Advisers Act, formed as a société anonyme in Luxembourg on April 27, 2005.

Each General Partner Adviser serves as the general partner of one or more Affiliated Funds. Investment decisions are made by affiliated investment committees and the respective General Partner signs-off or otherwise ratifies such decisions.  Partners Group Guernsey, a Guernsey registered company limited by shares, serves as the general partner for each Partners Group Direct Mezzanine 2011, L.P. Inc., Partners Group Direct Mezzanine 2013, L.P. Inc. and Partners Group Mezzanine Finance IV, L.P. Partners Group Italy, an Italian fondo comune d’investimento mobiliare chiuso riservato a investitori qualificati, serves as the general partner for Partners Group (Italy) Global Value 2014. PGCM I, a Cayman Islands exempted company, serves as the general partner for both Partners Group Direct Equity 2016 (USD) A, L.P. and Partners Group Secondary 2015 (USD) A, L.P.  Partners Group Scots, a Scottish limited liability partnership, serves as the general partner for Partners Group Generations Access A, L.P. PGML II, a Guernsey registered company limited by shares, serves as the general partner for both Partners Group Global Value 2014, L.P. Inc. and Partners Group Secondary 2015 (EUR), L.P. Inc. PGMS III, a Luxembourg société à responsabilité limitée, serves as the general partner for Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF, Partners Group Direct Mezzanine 2013 S.C.A., SICAR, Partners Group Global Value 2014 (EUR) S.C.A., SICAR, Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR), Partners Group Secondary 2015 (EUR) S.C.A. SICAV-SIF and Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF. PGML IX, a Guernsey registered company limited by shares, serves as the general partner of both Partners Group Direct Infrastructure 2011, L.P. and Partners Group Secondary 2011 (EUR), L.P. Inc. PGML V, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Emerging Markets 2015, L.P. Inc. PGML VII, a Guernsey registered company limited by shares, serves as the general partner of both Partners Group Direct Equity 2016 (USD) C, L.P. and Partners Group Secondary 2011 (USD), L.P. Inc. PGML VIII, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Direct Equity 2016 (EUR), L.P. Inc. and Partners Group Direct Investments 2012 (EUR), L.P. Inc. PGML X, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Direct Investments 2012 (USD) ABC, L.P. and Partners Group Direct Investments 2012 (USD) K, L.P. PGML XI, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Global Growth 2014, L.P. Inc. and Partners Group Secondary 2015 (USD) C, L.P. PGML XIII, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Australia DC, L.P.

III.            REQUEST FOR ORDER

The Applicants request the Order of the Commission under Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions may otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

[7]	See, e.g. Uniao de Bancos de Brasileiros S.A. (pub. Avail. July 28, 1992) (“Unibanco”); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada et al. (pub. avail. June 3, 1998).

A.	Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.8

Partners Group is the investment adviser to the Master Fund, and an Adviser registered under the Advisers Act will be the investment adviser to each of the Future Regulated Funds. Any other Adviser will be controlling, controlled by, or under common control with Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux or any General Partner Adviser. In addition, each General Partner Adviser provides investment advisory services to one or more Affiliated Funds, to the extent that such General Partner Adviser signs-off or otherwise ratifies investment decisions to the Affiliated Funds as noted above. An Adviser will be the investment adviser to each Future Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[8]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.9 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”10

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act was designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date and registration rights.11 Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, “capital available for investment,” and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) of the 1940 Act (a “Required Majority”), of the managers, directors or trustees of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).12

[9]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[10]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968).
[11]	While the terms of the security will be identical, Affiliated Funds may receive side letters with respect to certain information rights and similar arrangements particular to such Affiliated Fund.
[12]	Although each Regulated Fund will be a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

The amount of each Regulated Fund’s “capital available for investment” will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s “capital available for investment” will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, managers or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of other Regulated Funds and/or Affiliated Funds participating in the Co-Investment Transaction. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions made in accordance with the Conditions would be consistent with the provisions, policies and purposes of the 1940 Act, and would not be on a basis that is different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited under the 1940 Act from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.        Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.         (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated in accordance with allocation policies and procedures drafted and maintained by the Advisers.13 While such allocation policies and procedures may be subject to revision over time, the allocation policies and procedures generally will allocate opportunities among participating Regulated Funds and Affiliated Funds on a pro rata basis based on orders received, with normal exceptions for rounding and de minimis amounts, although other allocation methodologies may be employed as appropriate. Any such methodology will be applied in a manner that is objective and verifiable and will be consistent with Advisers’ fiduciary obligation to treat client accounts in a manner that is fair and provides for equality of opportunity over time. The policies and procedures will require the documentation of the basis of allocation, as well as the basis for any exception to the general principles set forth in the policies and procedures. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of the Regulated Fund; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)	the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director, board observer or participant, if any;

(B)	the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

[13]	Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether these allocation policies and procedures meet the standards applicable either under the 1940 Act or the Advisers Act.

(C)	any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)	the proposed investment by the Regulated Fund will not benefit the Adviser, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for each participating Regulated Fund and Affiliated Fund.14 The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of a portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.         (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

[14]	See Note 11.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

  (d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.         (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s “capital available for investment” in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds was a business development company and each of the investments permitted under these conditions was approved by the Required Majority under Section 57(f).

10. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co--Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including, without limitation, break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds (who may, in turn, share their portion with affiliated persons) on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

IV.            IN SUPPORT OF THE APPLICATION

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Benefits of the Proposal

In the absence of the relief sought hereby, in some circumstances a Regulated Fund would be limited in its ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 under the 1940 Act should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Adviser identifies favorable investment opportunities requiring larger capital commitments or opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to solely fund such opportunities or is otherwise limited in its ability to solely acquire such an opportunity as a result of regulated investment company diversification rules under the Internal Revenue Code of 1986, as amended, or other regulatory or portfolio requirements, absent the relief sought by this Application, the Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and/or other Regulated Funds in larger financing commitments, which would, in turn, allow each Regulated Fund to potentially obtain discounted prices or more favorable protective rights which may reduce a Regulated Fund’s risk in an investment and increase income, expand investment opportunities and provide better access to due diligence information for each Regulated Fund. In addition, by not being required to solely fund a large investment and by participating with other Regulated Funds and/or Affiliated Funds in a Co-Investment Transaction, a Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and/or other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. As noted above, the issuer of a potential investment opportunity may reject an offer by an Adviser due to a Fund’s inability to commit the full amount of the capital needs of the issuer in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). Due to the similarity in Objectives and Strategies of certain Regulated Funds with the investment objectives, policies and strategies of certain Affiliated Funds, the Adviser expects that investments for a Regulated Fund should also generally be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital, diversification, investment objectives, policies and strategies. Each Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions thereby potentially reducing concentration risk; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and/or Affiliated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board, including the Non-Interested Directors, also determined that it is in the best interests of the Regulated Funds’ shareholders to obtain the Order at the earliest possible time and instructed the officers of the Applicants, as applicable, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that is proper and desirable for the Regulated Funds to participate in Co-Investment Transactions with other Regulated Funds and/or one more Affiliated Funds.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co--Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.            PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Eagle Point Credit Company Inc., et al., (File No. 812-14330) Investment Company Act Release No. 31457 (Feb. 18, 2015) (notice) and 31507 (Mar. 17, 2015) (order); PennantPark Investment Corporation, et al., (File No. 812-14134) Investment Company Act Rel. No. 30985 (Mar. 19, 2014) (notice) and 31015 (Apr. 15, 2014) (order); NF Investment Corporation, et al., (File No. 812-14161) Investment Company Act Rel. No. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order); Prospect Capital Corporation, et al., (File No. 812-14199) Investment Company Act Rel. No. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Medley Capital Corporation, et al., (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et al., (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (Jun. 4, 2013) (order); Corporate Capital Trust, Inc., et al., (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No. 28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI.            REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an Order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

VII.            PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Please address all communications concerning this Application and the Notice and Order to:

Robert M. Collins
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by each Board of the Master Fund and the Feeder Funds pursuant to resolutions attached hereto as Exhibit B.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

In accordance with Rule 0-5 under the 1940 Act, the Applicants request that the Commission issue the requested Order without holding a hearing.
Dated:  January 13, 2016

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Chief Financial Officer

Partners Group Private Equity, LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Chief Financial Officer

Partners Group Private Equity (TEI), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Chief Financial Officer

Partners Group Private Equity Institutional, LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Chief Financial Officer

Partners Group Private Equity Institutional (TEI), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Chief Financial Officer

Partners Group (USA) Inc.

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Managing Director

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Vice President

Partners Group AG

By:	/s/ Andre Frei
Name:	Andre Frei
Title:	Co-CEO

By:	/s/ Philipp Müller
Name:	Philipp Müller
Title:	Senior Vice-President

Partners Group (UK) Limited

By:	/s/ Michael Studer
Name:	Michael Studer
Title:	Partner

By:	/s/ Chris Toone
Name:	Chris Toone
Title:	VP

Partners Group (Luxembourg) S.A.

By:	/s/ Sergio Raposo
Name:	Sergio Raposo
Title:	Authorized Signatory

By:	/s/ Thomas Basenach
Name:	Thomas Basenach
Title:	Authorized Signatory

Partners Group (Italy) SGR SpA

By:	/s/ Silvia Sturabotti
Name:	Silvia Sturabotti
Title:	Authorized Person

By:	/s/ Giuliana Tozzi
Name:	Giuliana Tozzi
Title:	Authorized Person

Partners Group (Italy) Global Value 2014

By:	/s/ Silvia Sturabotti
Name:	Silvia Sturabotti
Title:	Authorized Person

By:	/s/ Giuliana Tozzi
Name:	Giuliana Tozzi
Title:	Authorized Person

Partners Group (Guernsey) Limited
Partners Group Cayman Management I Limited
Partners Group Investment ICC Limited
Partners Group Management II Limited
Partners Group Management IX Limited
Partners Group Management V Limited
Partners Group Management VII Limited
Partners Group Management VIII Limited
Partners Group Management X Limited
Partners Group Management XI Limited
Partners Group Management XIII Limited
Princess Management Limited
WIN Alt IC Limited
P3 New IC Limited

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Person

By:	/s/ Lisa Crowson
Name:	Lisa Crowson
Title:	Authorized Person

Partners Group Management (Scots) LLP

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Person

By:	/s/ Lisa Crowson
Name:	Lisa Crowson
Title:	Authorized Person

Partners Group Australia DC, L.P.
Partners Group Direct Equity 2016 (EUR), L.P. Inc.
Partners Group Direct Equity 2016 (USD) A, L.P.
Partners Group Direct Equity 2016 (USD) C, L.P.
Partners Group Direct Infrastructure 2011, L.P.
Partners Group Direct Investments 2012 (EUR), L.P. Inc.
Partners Group Direct Investments 2012 (USD) ABC, L.P.
Partners Group Direct Investments 2012 (USD) K, L.P.
Partners Group Direct Mezzanine 2011, L.P. Inc.
Partners Group Direct Mezzanine 2013, L.P. Inc.
Partners Group Emerging Markets 2015, L.P. Inc.
Partners Group Generations Access A, L.P.
Partners Group Global Growth 2014, L.P. Inc.
Partners Group Global Value 2014, L.P. Inc.
Partners Group Mezzanine Finance IV, L.P.
Partners Group Secondary 2011 (EUR), L.P. Inc.
Partners Group Secondary 2011 (USD), L.P. Inc.
Partners Group Secondary 2015 (EUR), L.P. Inc.
Partners Group Secondary 2015 (USD) A, L.P.
Partners Group Secondary 2015 (USD) C, L.P.

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Person

By:	/s/ Lisa Crowson
Name:	Lisa Crowson
Title:	Authorized Person

Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (II) USD
Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (III) EUR
Partners Group Private Markets Credit Strategies S.A. - Compartment 2014 (IV) EUR
Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (V) EUR
Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (VI) GBP
Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2014 (I) GBP
Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2015 (II) GBP

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Person

By:	/s/ Lisa Crowson
Name:	Lisa Crowson
Title:	Authorized Person

Princess Private Equity Holding Limited

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Person

By:	/s/ Lisa Crowson
Name:	Lisa Crowson
Title:	Authorized Person

Partners Group Private Markets Credit Strategies 2013 USD, L.P.

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Authorized Person

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Authorized Person

Partners Group Global Value SICAV

By:	/s/ Sergio Raposo
Name:	Sergio Raposo
Title:	Authorized Person

By:	/s/ R. Roffler
Name:	Roland Roffler
Title:	Authorized Person

Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
Partners Group Direct Mezzanine 2013 S.C.A., SICAR
Partners Group Global Value 2014 (EUR) S.C.A., SICAR
Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR)
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF
Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF
Partners Group Management III S.à r.l.

By:	/s/ Sergio Raposo
Name:	Sergio Raposo
Title:	Authorized Person

By:	/s/ Thomas Basenach
Name:	Thomas Basenach
Title:	Authorized Person

List of Attachments and Exhibits

Exhibit A
1.	Verifications of Partners Group Private Equity (Master Fund), LLC
2.	Verifications of Partners Group Private Equity, LLC
3.	Verifications of Partners Group Private Equity (TEI), LLC
4.	Verifications of Partners Group Private Equity (Institutional), LLC
5.	Verifications of Partners Group Private Equity (Institutional TEI), LLC
6.	Verifications of Partners Group (USA) Inc.
7.	Verifications of Partners Group AG
8.	Verifications of Partners Group (UK) Limited
9.	Verifications of Partners Group (Luxembourg) S.A.
10.	Verifications of Partners Group (Italy) SGR SpA and Partners Group (Italy) Global Value 2014
11.
Verifications of Partners Group (Guernsey) Limited; Partners Group Cayman Management I Limited; Partners Group Investment ICC Limited; Partners Group Management II Limited; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management X Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; WIN Alt IC Limited and P3 New IC Limited

12.
Verifications of Partners Group Australia DC, L.P.; Partners Group Direct Equity 2016 (EUR), L.P. Inc. ; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P. ; Partners Group Direct Infrastructure 2011, L.P.; Partners Group Direct Investments 2012 (EUR), L.P. Inc.; Partners Group Direct Investments 2012 (USD) ABC, L.P.; Partners Group Direct Investments 2012 (USD) K, L.P.; Partners Group Direct Mezzanine 2011, L.P. Inc.; Partners Group Direct Mezzanine 2013, L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Access A, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Value 2014, L.P. Inc.; Partners Group Mezzanine Finance IV, L.P.; Partners Group Secondary 2011 (EUR), L.P. Inc.; Partners Group Secondary 2011 (USD), L.P. Inc.; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P. and Partners Group Secondary 2015 (USD) C, L.P.

13.
Verifications of Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (II) USD; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (III) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2014 (IV) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (V) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (VI) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2014 (I) GBP and Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2015 (II) GBP

14.	Verifications of Princess Private Equity Holding Limited
15.	Verifications of Partners Group Private Markets Credit Strategies 2013 USD, L.P.
16.	Verifications of Partners Group Global Value SICAV
17.
Verifications of Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Mezzanine 2013 S.C.A., SICAR; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR); Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF and Partners Group Management III S.à r.l.

Exhibit B - Resolutions

1

EXHIBIT A-1
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the President of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
President
Partners Group Private Equity (Master Fund), LLC

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Chief Financial Officer
Partners Group Private Equity (Master Fund), LLC

2

EXHIBIT A-2
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY, LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity, LLC; that he is the President of Partners Group Private Equity, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
President
Partners Group Private Equity, LLC

PARTNERS GROUP PRIVATE EQUITY, LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity, LLC; that he is the Chief Financial Officer of Partners Group Private Equity, LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Chief Financial Officer
Partners Group Private Equity, LLC
3

EXHIBIT A-3
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (TEI), LLC; that he is the President of Partners Group Private Equity (TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
President
Partners Group Private Equity (TEI), LLC

PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (TEI), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Chief Financial Officer
Partners Group Private Equity (TEI), LLC
4

EXHIBIT A-4
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (Institutional), LLC; that he is the President of Partners Group Private Equity (Institutional), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
President
Partners Group Private Equity (Institutional), LLC

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (Institutional), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Institutional), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Chief Financial Officer
Partners Group Private Equity (Institutional), LLC

5

EXHIBIT A-5
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (Institutional TEI), LLC; that he is the President of Partners Group Private Equity (Institutional TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
President
Partners Group Private Equity (Institutional TEI), LLC

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Equity (Institutional TEI), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Institutional TEI), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Chief Financial Officer
Partners Group Private Equity (Institutional TEI), LLC

6

EXHIBIT A-6
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (USA) Inc.; that he is a Managing Director of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Managing Director
Partners Group (USA) Inc.

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (USA) Inc.; that he a Director of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Vice President
Partners Group (USA) Inc.

7

EXHIBIT A-7
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP AG
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group AG; that he is a Co-CEO of Partners Group AG; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andre Frei
Andre Frei
Co-CEO
Partners Group AG

PARTNERS GROUP AG
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group AG; that he is a Senior Vice President of Partners Group AG; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Philipp Müller
Philipp Müller
Senior Vice President
Partners Group AG

8

EXHIBIT A-8
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (UK) LIMITED
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (UK) Limited; that he is a contract signatory of Partners Group (UK) Limited; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Studer
Michael Studer
Partner
Partners Group (UK) Limited

PARTNERS GROUP (UK) LIMITED
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (UK) Limited; that he a is an authorized signatory of Partners Group (UK) Limited; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher Toone
Christopher Toone
VP
Partners Group (UK) Limited

9

EXHIBIT A-9
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (LUXEMBOURG) S.A.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (Luxembourg) S.A.; that he is an authorized signatory of Partners Group (Luxembourg) S.A.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas Basenach
Thomas Basenach
Authorized Signatory
Partners Group (Luxembourg) S.A.

PARTNERS GROUP (LUXEMBOURG) S.A.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (Luxembourg) S.A.; that he an authorized signatory of Partners Group (Luxembourg) S.A.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Sergio Raposo
Sergio Raposo
Authorized Signatory
Partners Group (Luxembourg) S.A.

10

EXHIBIT A-10
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (ITALY) SGR SPA AND PARTNERS GROUP (ITALY) GLOBAL VALUE 2014
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (Italy) SGR SpA and Partners Group (Italy) Global Value 2014; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Giuliana Tozzi
Giuliana Tozzi
Authorized Person

PARTNERS GROUP (ITALY) SGR SPA AND PARTNERS GROUP (ITALY) GLOBAL VALUE 2014
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (Italy) SGR SpA and Partners Group (Italy) Global Value 2014; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Silvia Sturabotti
Silvia Sturabotti
Authorized Person

11

EXHIBIT A-11
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (GUERNSEY) LIMITED; PARTNERS GROUP CAYMAN MANAGEMENT I LIMITED; PARTNERS GROUP INVESTMENT ICC LIMITED; PARTNERS GROUP MANAGEMENT II LIMITED; PARTNERS GROUP MANAGEMENT IX LIMITED; PARTNERS GROUP MANAGEMENT V LIMITED; PARTNERS GROUP MANAGEMENT VII LIMITED; PARTNERS GROUP MANAGEMENT VIII LIMITED; PARTNERS GROUP MANAGEMENT X LIMITED; PARTNERS GROUP MANAGEMENT XI LIMITED; PARTNERS GROUP MANAGEMENT XIII LIMITED; PRINCESS MANAGEMENT LIMITED; WIN ALT IC LIMITED AND P3 NEW IC LIMITED
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (Guernsey) Limited; Partners Group Cayman Management I Limited; Partners Group Investment ICC Limited; Partners Group Management II Limited; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management X Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; WIN Alt IC Limited and P3 New IC Limited; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel Stopher
Daniel Stopher
Authorized Person

PARTNERS GROUP (GUERNSEY) LIMITED; PARTNERS GROUP CAYMAN MANAGEMENT I LIMITED; PARTNERS GROUP INVESTMENT ICC LIMITED; PARTNERS GROUP MANAGEMENT II LIMITED; PARTNERS GROUP MANAGEMENT IX LIMITED; PARTNERS GROUP MANAGEMENT V LIMITED; PARTNERS GROUP MANAGEMENT VII LIMITED; PARTNERS GROUP MANAGEMENT VIII LIMITED; PARTNERS GROUP MANAGEMENT X LIMITED; PARTNERS GROUP MANAGEMENT XI LIMITED; PARTNERS GROUP MANAGEMENT XIII LIMITED; PRINCESS MANAGEMENT LIMITED; WIN ALT IC LIMITED AND P3 NEW IC LIMITED
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group (Guernsey) Limited; Partners Group Cayman Management I Limited; Partners Group Investment ICC Limited; Partners Group Management II Limited; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management X Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; WIN Alt IC Limited and P3 New IC Limited; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lisa Crowson
Lisa Crowson
Authorized Person
12

EXHIBIT A-12
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP AUSTRALIA DC, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (EUR), L.P. INC. ; PARTNERS GROUP DIRECT EQUITY 2016 (USD) A, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C, L.P. ; PARTNERS GROUP DIRECT INFRASTRUCTURE 2011, L.P.; PARTNERS GROUP DIRECT INVESTMENTS 2012 (EUR), L.P. INC.; PARTNERS GROUP DIRECT INVESTMENTS 2012 (USD) ABC, L.P.; PARTNERS GROUP DIRECT INVESTMENTS 2012 (USD) K, L.P.; PARTNERS GROUP DIRECT MEZZANINE 2011, L.P. INC.; PARTNERS GROUP DIRECT MEZZANINE 2013, L.P. INC.; PARTNERS GROUP EMERGING MARKETS 2015, L.P. INC.; PARTNERS GROUP GENERATIONS ACCESS A, L.P.; PARTNERS GROUP GLOBAL GROWTH 2014, L.P. INC.; PARTNERS GROUP GLOBAL VALUE 2014, L.P. INC.; PARTNERS GROUP MEZZANINE FINANCE IV, L.P.; PARTNERS GROUP SECONDARY 2011 (EUR), L.P. INC.; PARTNERS GROUP SECONDARY 2011 (USD), L.P. INC.;
PARTNERS GROUP SECONDARY 2015 (EUR), L.P. INC.; PARTNERS GROUP SECONDARY 2015 (USD) A, L.P.
AND PARTNERS GROUP SECONDARY 2015 (USD) C, L.P.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Australia DC, L.P.; Partners Group Direct Equity 2016 (EUR), L.P. Inc. ; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P. ; Partners Group Direct Infrastructure 2011, L.P.; Partners Group Direct Investments 2012 (EUR), L.P. Inc.; Partners Group Direct Investments 2012 (USD) ABC, L.P.; Partners Group Direct Investments 2012 (USD) K, L.P.; Partners Group Direct Mezzanine 2011, L.P. Inc.; Partners Group Direct Mezzanine 2013, L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Access A, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Value 2014, L.P. Inc.; Partners Group Mezzanine Finance IV, L.P.; Partners Group Secondary 2011 (EUR), L.P. Inc.; Partners Group Secondary 2011 (USD), L.P. Inc.; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P. and Partners Group Secondary 2015 (USD) C, L.P.; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel Stopher
Daniel Stopher
Authorized Person

13

PARTNERS GROUP AUSTRALIA DC, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (EUR), L.P. INC. ; PARTNERS GROUP DIRECT EQUITY 2016 (USD) A, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C, L.P. ; PARTNERS GROUP DIRECT INFRASTRUCTURE 2011, L.P.; PARTNERS GROUP DIRECT INVESTMENTS 2012 (EUR), L.P. INC.; PARTNERS GROUP DIRECT INVESTMENTS 2012 (USD) ABC, L.P.; PARTNERS GROUP DIRECT INVESTMENTS 2012 (USD) K, L.P.; PARTNERS GROUP DIRECT MEZZANINE 2011, L.P. INC.; PARTNERS GROUP DIRECT MEZZANINE 2013, L.P. INC.; PARTNERS GROUP EMERGING MARKETS 2015, L.P. INC.; PARTNERS GROUP GENERATIONS ACCESS A, L.P.; PARTNERS GROUP GLOBAL GROWTH 2014, L.P. INC.; PARTNERS GROUP GLOBAL VALUE 2014, L.P. INC.; PARTNERS GROUP MEZZANINE FINANCE IV, L.P.; PARTNERS GROUP SECONDARY 2011 (EUR), L.P. INC.; PARTNERS GROUP SECONDARY 2011 (USD), L.P. INC.;
PARTNERS GROUP SECONDARY 2015 (EUR), L.P. INC.; PARTNERS GROUP SECONDARY 2015 (USD) A, L.P.
AND PARTNERS GROUP SECONDARY 2015 (USD) C, L.P.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Australia DC, L.P.; Partners Group Direct Equity 2016 (EUR), L.P. Inc. ; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P. ; Partners Group Direct Infrastructure 2011, L.P.; Partners Group Direct Investments 2012 (EUR), L.P. Inc.; Partners Group Direct Investments 2012 (USD) ABC, L.P.; Partners Group Direct Investments 2012 (USD) K, L.P.; Partners Group Direct Mezzanine 2011, L.P. Inc.; Partners Group Direct Mezzanine 2013, L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Access A, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Value 2014, L.P. Inc.; Partners Group Mezzanine Finance IV, L.P.; Partners Group Secondary 2011 (EUR), L.P. Inc.; Partners Group Secondary 2011 (USD), L.P. Inc.; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P. and Partners Group Secondary 2015 (USD) C, L.P.; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lisa Crowson
Lisa Crowson
Authorized Person

14

EXHIBIT A-13
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2013 (II) USD; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2013 (III) EUR; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2014 (IV) EUR; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2015 (V) EUR; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2015 (VI) GBP; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT MULTI ASSET CREDIT 2014 (I) GBP AND PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT MULTI ASSET CREDIT 2015 (II) GBP
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (II) USD; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (III) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2014 (IV) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (V) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (VI) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2014 (I) GBP and Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2015 (II) GBP; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel Stopher
Daniel Stopher
Authorized Person

PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2013 (II) USD; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2013 (III) EUR; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2014 (IV) EUR; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2015 (V) EUR; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT 2015 (VI) GBP; PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT MULTI ASSET CREDIT 2014 (I) GBP AND PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES S.A. - COMPARTMENT MULTI ASSET CREDIT 2015 (II) GBP
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (II) USD; Partners Group Private Markets Credit Strategies S.A. - Compartment 2013 (III) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2014 (IV) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (V) EUR; Partners Group Private Markets Credit Strategies S.A. - Compartment 2015 (VI) GBP; Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2014 (I) GBP and Partners Group Private Markets Credit Strategies S.A. - Compartment Multi Asset Credit 2015 (II) GBP; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lisa Crowson
Lisa Crowson
Authorized Person

15

EXHIBIT A-14
VERIFICATIONS
RULE 0-2(d)

PRINCESS PRIVATE EQUITY HOLDING LIMITED
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Princess Private Equity Holding Limited; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel Stopher
Daniel Stopher
Authorized Person

PRINCESS PRIVATE EQUITY HOLDING LIMITED
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Princess Private Equity Holding Limited; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lisa Crowson
Lisa Crowson
Authorized Person

16

EXHIBIT A-15
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES 2013 USD, L.P.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Markets Credit Strategies 2013 USD, L.P.; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Authorized Person

PARTNERS GROUP PRIVATE MARKETS CREDIT STRATEGIES 2013 USD, L.P.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Private Markets Credit Strategies 2013 USD, L.P.; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Authorized Person
17

EXHIBIT A-16
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP GLOBAL VALUE SICAV
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Global Value SICAV; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ R. Roffler
Roland Roffler
Authorized Person

PARTNERS GROUP GLOBAL VALUE SICAV
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Global Value SICAV; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Sergio Raposo
Sergio Raposo
Authorized Person

18

EXHIBIT A-17
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP DIRECT EQUITY 2016 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP DIRECT MEZZANINE 2013 S.C.A., SICAR; PARTNERS GROUP GLOBAL VALUE 2014 (EUR) S.C.A., SICAR; PARTNERS GROUP PRIVATE MARKETS S.C.A., SICAV-SIF - CREDIT STRATEGIES 2015 (EUR); PARTNERS GROUP SECONDARY 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP U.S. PRIVATE EQUITY 2015 L.P. S.C.S., SICAV-SIF AND PARTNERS GROUP MANAGEMENT III S.À R.L.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Mezzanine 2013 S.C.A., SICAR; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR); Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF and Partners Group Management III S.à r.l.; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas Basenach
Thomas Basenach
Authorized Person

PARTNERS GROUP DIRECT EQUITY 2016 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP DIRECT MEZZANINE 2013 S.C.A., SICAR; PARTNERS GROUP GLOBAL VALUE 2014 (EUR) S.C.A., SICAR; PARTNERS GROUP PRIVATE MARKETS S.C.A., SICAV-SIF - CREDIT STRATEGIES 2015 (EUR); PARTNERS GROUP SECONDARY 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP U.S. PRIVATE EQUITY 2015 L.P. S.C.S., SICAV-SIF AND PARTNERS GROUP MANAGEMENT III S.À R.L.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 13, 2016 for and on behalf of Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Mezzanine 2013 S.C.A., SICAR; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Private Markets S.C.A., SICAV-SIF - Credit Strategies 2015 (EUR); Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF and Partners Group Management III S.à r.l.; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Sergio Raposo
Sergio Raposo
Authorized Person

19

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY, LLC
(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

1

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL TEI), LLC
(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

2